I

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to ____________

Commission file number 0-10537

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

37 South River Street, Aurora, Illinois 60507

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

As of December 31, 2025 and 2024, and the year ended December 31, 2025 with Report of Independent Registered Public Accounting Firm

Employer Identification #36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

As of December 31, 2025 and 2024, and the year ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2025 and 2024; the related statement of changes in net assets available for benefits for the year ended December 31, 2025; and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2025 and 2024 and the changes in its net assets for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2011.

Chicago, Illinois
June 29, 2026

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Cash - noninterest bearing	$415,931	$290,582
Participant directed investments, at fair value	117,583,839	99,305,158
Receivables:
Employer match contribution receivable	182,015	81,083
Notes receivable from participants	2,149,602	1,890,702
Total receivables	2,331,617	1,971,785
Net assets available for benefits	$120,331,387	$101,567,525

The accompanying notes are an integral part of these financial statements.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2025
Additions
Investment Income
Net realized and unrealized gain in fair value of investments	$11,241,639
Dividend and interest income	3,510,885
Net investment gain	14,752,524

Contributions
Participants	5,871,774
Employer	2,739,982
Rollover	5,355,415
Total contributions	13,967,171

Interest income from notes receivable from participants	156,125
Total additions	28,875,820

Deductions
Benefit payments to participants or beneficiaries	10,070,807
Administrative expenses	41,151
Total deductions	10,111,958

Net increase	18,763,862
Net assets available for benefits:
Beginning of year	101,567,525
End of year	$120,331,387

The accompanying notes are an integral part of these financial statements.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

As of December 31, 2025 and 2024

1.Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”).  Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees.  Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the “Company”) who have met certain eligibility requirements may elect to participate in the Plan.  Union employees, leased employees, intermittent commissioned part-time employees and temporary employees as defined by the Employer’s Personnel Policy shall be excluded from participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On July 1, 2025, Old Second Bancorp, Inc. acquired Bancorp Financial, Inc., and it’s wholly-owned subsidiary, Evergreen Bank.  As of that date, the prior existing Bancorp Financial, Inc. 401(k) Plan (“Bancorp Plan”) was terminated.  Upon request participants that were active employees were eligible to rollover the Bancorp Plan funds into the Plan.  Evergreen Bank participants no longer employed by the Company were able to withdraw or rollover their funds to another tax deferred plan at any time after termination.

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect to contribute an unlimited reduction in compensation to the Plan (subject to statutory wage deferral limitations).  Maximum contribution limits of compensation may apply for certain highly compensated employees.

The Plan allows for a discretionary employer match contribution.  The Plan has a “Safe Harbor” Plan provision, which allows a Company match equal to 100% of the first 3% of the participant’s eligible compensation contributed, and an additional Company match of 50% on the next 2% of the participant’s eligible compensation contributed, allowing a total Company match of 4% if the participant elects a 5% or more contribution rate.  Participants are eligible for matching contributions after one month of service, with the entry date being the first day of the month coincident with or next following the employee's one-month anniversary.  Participants are 100% vested in the safe harbor matching contributions as of the contribution date.  Total employer matching contributions to the plan in 2025 were $2,739,982.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year and shall not exceed the maximum amount deductible for federal income tax purposes.  Participants must complete one year of service to be eligible for profit-sharing contributions with the earliest entry date being the first of the month coincident with or next following their one year anniversary date.  For year ended December 31, 2025, no profit-sharing contribution was made by the Company.

Forfeitures may be used to pay Plan expenses, or are used to reduce Company contributions.  There were $810 forfeitures used in the Plan during the year ending December 31, 2025 to reduce the employer matching contributions.

Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits.  The benefit may be paid as a lump-sum amount, a series of installment payments or partial distribution(s), as determined by the participant or beneficiary.  Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.  Upon attaining the age of 65, participants are eligible to receive in-service distributions of all vested balances. During 2025 the Plan was amended to allow for in-service distributions of all vested balances upon attaining the age of 59 1/2 effective November 1, 2025.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions, and either credited or debited for allocations of (a) Plan earnings (or losses), and (b) certain administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always fully vested in their employee contributions, rollover contributions, Company matching contributions, and earnings thereon.

Participants vest in the Company’s profit sharing contributions under a 6 year graded schedule as follows:

Years of vesting service	Nonforfeitable percentage
0-1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance.  Note terms generally range from one to five years, except in the case of a note for the purpose of acquiring a primary residence.  The term of such note shall be determined by the Company.  The notes are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company.  Principal and interest are paid ratably through semi-monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.  Upon Plan termination, all participants become fully vested in their account balances.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts included in the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  See Note 4 for additional information.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balances plus any accrued interest.  Notes receivable from participants are written off when deemed uncollectible.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.  The Plan allows administrative expenses to be paid by any forfeitures available; there were no forfeitures used to pay administrative expenses in 2025 and 2024.  Fees incurred related to administrative expenses on loans and distributions are charged to those participants who incur such fees, per the Plan’s direction.

New Accounting Pronouncements

No new accounting pronouncements impacting the Plan were adopted in the 2025 Plan year.

3.Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  The Plan has significant investments in Company stock.  As a community bank, the Company has a loan portfolio that is concentrated in residential and commercial real estate loans, which involve risks specific to real estate values and the real estate and mortgage markets in general.  The exposure to residential and commercial real estate could affect the value of the Company’s stock in the future.

4.Fair Value Measurements

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The fair value hierarchy established also requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Registered investment companies and Company stock:  The fair values of Registered investment companies and Company stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Common/Collective trusts:  The fair values of participation units held in the common/collective trusts are based on their net asset values (“NAV”), as reported by the managers of the common/collective trusts and as supported by the fair value of the trusts’ underlying net assets, and by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The investment objectives and underlying investments of the common/collective trusts vary.

The Plan invests in various common/collective trusts within the Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans, including the Diversified Equity Portfolio and Strategic Dividend Fund common/collective trusts (“equity” funds) which are comprised of a diversified portfolio of common stocks, both domestic and international, as well as open-ended mutual funds.  The Bond Fund common/collective trust (“bond” fund) invests in individual fixed income securities issued by the U.S. Government, government agencies, and corporations.  In addition, there is an asset allocation collective trust, the Balanced Fund, that is comprised primarily of a different mix of the equity and bond funds discussed above.  Each of the common/collective trusts discussed above provides for daily redemptions by the Plan at reported net asset value per unit.  In the event the Plan was to initiate a full redemption of the collective trusts, the investment advisor will ensure that securities liquidations will be carried out in an orderly manner.

The Plan also invests in the Federated Capital Preservation Trust Fund common/collective trust (the Stable Value fund) which holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs).  Participants may purchase units of the Stable Value fund daily based on the established unit value of $10.00.  Participants may redeem units of the Stable Value fund for the purpose of funding a benefit payment, funding a participant note receivable, honoring an employee-directed transfer of the employee’s interest in the Plan to another investment election that is a noncompeting investment, or paying trustee fees.  Participants may make withdrawals from the Stable Value fund for other purposes generally only upon 12 months’ advance written notice to the trustee.

There were no unfunded commitments related to the common/collective trusts at December 31, 2025 or 2024.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	December 31, 2025
	Level 1	Level 2	Level 3	Total

Registered investment companies	$64,595,143	$-	$-	$64,595,143
Company stock	12,587,426	-	-	12,587,426
Money market account	-	402	-	402
	$77,182,569	$402	$-	77,182,971

Investments measured at NAV - Common/collective trusts:
Diversified Equity Portfolio				12,269,037
Strategic Dividend Fund				5,531,072
Bond Fund				6,225,407
Balanced Fund				10,702,191
Stable Value Fund				5,673,161
Total investments measured at fair value				$117,583,839

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Registered investment companies	$52,041,333	$-	$-	$52,041,333
Company stock	12,519,200	-	-	12,519,200
Money market account	-	434	-	434
	$64,560,533	$434	$-	64,560,967

Investments measured at NAV - Common/collective trusts:
Diversified Equity Portfolio				10,807,035
Strategic Dividend Fund				4,516,901
Bond Fund				5,937,597
Balanced Fund				8,755,412
Stable Value Fund				4,727,246
Total investments measured at fair value				$99,305,158

5.Income Tax Status

The Plan is a pre-approved plan. The pre-approved plan received a favorable opinion letter dated November 30, 2020 from the Internal Revenue Service (“IRS”) that the pre-approved plan, as designed, is qualified for federal income tax-exempt status.  The Plan administrator believes that the Plan is designed and is currently in compliance with the applicable requirements of the IRS and therefore believes that the Plan is qualified and that the related trust is tax-exempt.  The Plan has not individually sought a determination from the IRS on its qualification status.

The IRS completed an examination on the 2017 Plan year.  There were no findings as a result of this examination.  The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2022.

6.Related Party Transactions

Certain Plan investments include investments in shares of Company stock.  For the year ended December 31, 2025, the Plan purchased 47,506 shares of Company Stock at a cost of $801,030.  For the year ended December 31, 2025, the Plan sold 85,616 shares of Company Stock, with proceeds of $1,557,378, and had participant distributions of 20,498 shares with a market value of $377,778. At December 31, 2025, the Plan held $12,587,426 (645,509 shares) of Company Stock.  At December 31, 2024, the Plan held $12,519,200 (704,117 shares) of Company Stock.  During the Plan year December 31, 2025, total dividends received from the Company stock were $172,432. The Plan also holds investments in common/collective trusts which are managed by Old Second National Bank (the “Bank”), a subsidiary of the Company; fees paid by the Plan to the Bank for these services are not material.  Old Second National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Charles Schwab Trust Company is a custodian of the Plan and the Plan has investments in a Charles Schwab money market account and registered investment company funds; therefore, these transactions qualify as party-in-interest transactions.

Old Second National Bank provides certain accounting and administrative services to the Plan for which no fees are charged.  Old Second National Bank paid certain accounting, administrative and investment management service expenses for the Plan in the amount of $107,155 for year ended December 31, 2025.

Supplemental Schedule

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-3143493 Plan #003

December 31, 2025
	Units/	Current
Identity of Issuer/Description	Shares	Value

Money Market Account
Schwab Retirement Value Advantage Money Fund*	402	$402

Common/Collective Trust Funds
The Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans
Diversified Equity Portfolio*	61,982	12,269,037
Bond Fund*	28,214	6,225,407
Strategic Dividend Fund*	157,261	5,531,072
Balanced Fund*	267,292	10,702,191

Common/Collective Trust Fund, Stable Value
Federated Capital Preservation Trust Fund	567,316	5,673,161

Registered Investment Companies
American Century Mid Cap Value CL R6	16,545	244,865
American Funds New World R6	14,501	1,351,084
Dodge & Cox Stock Fund	402,971	6,685,290
Federated Ultra Short DB FD Inst SH	83,411	777,387
Fidelity Mid Cap Index	63,919	2,360,517
JPMorgan Small Cap Growth Fund R6	30,329	681,785
MFS Intl Growth CL R6	4,605	218,633
Metropolitan West Total Return BD PL	368,819	3,171,842
Neuberger Berman Mid Cap Growth Inst	245,867	3,604,410
Schwab Small Cap Index*	72,247	2,876,872
T. Rowe Price Intl Value Eqty FD 1	13,552	318,876
T. Rowe Price All-Cap Opportunities	116,021	9,161,002
T. Rowe Price Retirement 2020 I	24,268	478,072
T. Rowe Price Retirement 2030 I	116,344	3,223,884
T. Rowe Price Retirement 2040 I	116,289	3,998,018
T. Rowe Price Retirement 2050 I	142,935	3,091,677
T. Rowe Price Retirement 2060 I	81,078	1,540,488
Vanguard 500 Index Fund	22,486	14,207,770
Vanguard Developed Markets Index	299,962	6,020,229
Vanguard Small Cap Value Index Admi	6,399	582,442

Company Stock
Old Second Bancorp, Inc. common stock*	645,509	12,587,426

Notes receivable from participants*, interest rates of 3.25% to 10.50%		2,149,602
Total		$119,733,441

*Represents a party-in-interest to the Plan.
Cost information is not applicable as the Plan is participant directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report letter dated June 29, 2026 with respect to the financials statements of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust on Form 11-K as of December 31, 2025 and 2024 and for the year ended December 31, 2025. We hereby consent to the incorporation by reference of said report in the Registration Statements of Old Second Bancorp, Inc. on Form S-8 (File No. 333-38914, effective June 9, 2000, and File No. 333-137262, effective September 12, 2006).

/s/ Plante & Moran, PLLC

Chicago, Illinois
June 29, 2026

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP, INC.

	BY:	/s/ James L. Eccher
James L. Eccher

Chairman, President, and Chief Executive Officer
(principal executive officer)

	BY:	/s/ Bradley S. Adams
Bradley S. Adams

Executive Vice-President, Chief Operating Officer and Chief Financial Officer (principal financial and accounting officer)

DATE: June 29, 2026